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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221

     On February 22, 2000, Motorola, Inc., a Delaware corporation, announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following is a transcript of a media conference call held by Motorola and C-Port representatives held on February 22, 2000:


                                   MSL Global
                                Conference Call
                               February 22, 2000

OPERATOR: Ladies and gentlemen, thank you for standing by and welcome to the Motorola Conference Call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during this conference, please depress star followed by zero. As a reminder, this conference is being recorded. It now gives me pleasure to introduce our host for today's conference, Mr. Phill Grove. Please go ahead, sir.

PHILL GROVE: Okay, good morning everybody and thanks for joining us this morning. I am Phillip Grove, the Director of Communications and Marketing for Motorola's Semiconductor Networking and Computing Systems Group.

With me today are Fred Tucker, President of Motorola Semiconductor Product Sector, and Executive Vice President and Deputy to the Chief Executive Office of Motorola, Inc. Also we have Daniel Artusi, the Corporate Vice President and General Manager for our Networking and Computing Systems Group; and Larry Walker, the Chief Executive Officer of the C-Port Corporation.

I am sure that most of you have seen the news release we issued early this morning about the planned acquisition of C-Port by Motorola. We will discuss the announcement for about 15 minutes this morning, and then we will turn it over to you for questions. With that, let me now introduce Fred Tucker.

FRED TUCKER: Thanks Phill. As the world's number one producer of imbedded processors, Motorola offers multiple DigitalDNA(TM) solutions which enable our customers to create new business opportunities in a variety of markets. Nowhere is this more true than in the communications markets.

As our industry shifts focus from the PC to the network, new challenges emerge. We need to be able to give the network intelligence, give it the ability to be upgraded through software rather than through constant rewiring and equipment upgrades. Giving product intelligence is what DigitalDNA(TM) technology is all about. It is something that we have much experience in.

That is why the acquisition of C-Port is an exciting event for Motorola. We pioneered the communications processor business more than a decade ago, and have been a leader since. With this acquisition we complement our portfolio with solutions for high bandwidth datapath switching, just as the Internet is driving bandwidth demand at unprecedented levels.
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Today Motorola and C-Port deliver what we call the heart of smart in the form of DigitalDNA(TM) technology to the networking market. Combining Motorola's host and integrated communications processes, with C-Port's network processor means we now offer a solution for all of the intelligent, programmable functions inside network equipment manufacturers products. We are enabling smarter networks faster.

As we have demonstrated, sometimes it makes more sense to acquire unique capabilities for specific markets than to develop them in-house. This is particularly true in the Internet era where time to market has become such a critical, competitive issue.

We are building a new, much stronger Motorola, and a tremendous part of our strength today, in the light speed environment of the technology industries, is being able to deliver a full range of solutions to our customers.

Given the explosion of demand for broadband communications capacity, today we are in a terrific position to ride this wave by seeking to provide everything our customers require, to allow new services over the Internet. And that is great for our customers, and it is great for Motorola.

Furthermore, we see an explosion of demand for our semiconductor products, tied into this increase in Internet usage. And a lot of this growth is being fueled by the convergence of the Internet and wireless communications devices where we are a leader.

We believe we are at the very earliest stage of a communications revolution, that will eventually impact billions of consumers as the entire planet gets connected. Wireless devices that deliver Internet access have only recently hit the market, but the potential size of this market is mind boggling, and we are in the best position to benefit from this revolution by providing the semiconductors and other network elements from cable and ADSL modems to wireless handsets. That is why the new Motorola is so exciting.

Now Daniel and Larry can go into more detail regarding how C-Port's products help enable this convergence, but suffice it to say, this is one reason we are so delighted to welcome C-Port to the Motorola family. Now I would like to turn over the floor to Daniel.

DANIEL ARTUSI: Thanks Fred. This is a great day for the Motorola Semiconductor public sector, and its Networking and Computing systems group.

Up until now our process has controlled the administrative function of the network, plus the data in SOHO and access point to the network. The infrastructure of the network, our communications processors run the equipment, but don't handle every packet transported today. Today these are handled by proprietary ASICs, Application Specific Integrated Circuits. ASICs can handle high speed data, but unfortunately they take a long time to design and cannot be reprogrammed once they are fabricated.

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Thus if a service provider wants to upgrade their equipment to provide a new service, or enhance a feature, they have to buy new equipment and rewire the networks. This is expensive and time consuming. Fortunately, the announcement we are making today about the acquisition of C-Port, this will soon no longer be necessary.

As you know, we have been a leader in helping customers build network and equipment for more than a decade. Specifically we are a leading provider of communications processing. In fact we have more than 300 customers and 4,000 design wins for these processors today.

However, as noted by Fred, our customers are demanding an even greater increase in the rate of intelligence in the network for a variety of reasons. Fundamentally there is a need to deliver new services via the Internet and other networks including wireless. These services range from advanced billing, to streaming video, to Internet telephony.

And that is a major reason why we have decided to acquire C-Port Corporation. What C-Port adds to the equation is bringing the ultimate intelligence to the network by making it fully programmable.

And they do this because they have developed one of the most advanced network processors on the market. The key word here is programmable. These are programmable network processors, a special class of communications processors, which will allow the manufacturers of optical networking and Internet switching equipment, to provide the new services at a dramatically reduced time-to-market. I will let Larry explain how this works in a few minutes.

It is important to note that this is a brand new market but is one that is expected to expand dramatically over the next few years. In fact, recent Dataquest reports suggest this should reach $1 billion within the next three years. The evolution of the market suggests that this programmable network processor will replace the ASICs, already mentioned, used in today's networking equipment.

So how will C-Port fit into the Motorola family? C-Port will work closely with our Networking and Computing systems group, however it will remain at its Massachusetts headquarters, and will keep its talented management in place. We want to preserve what has been built, keep the talent, but give them Motorola's expanded resources to help us speed up the time-to-market. They will, therefore, continue to market under the C-Port brand. Also, while C-Port has focused its marketing effort only on U.S. customers, we believe there is a significant market for these network processors in Europe and Asia, and we will utilize our sales infrastructure to market this technology on a global scale.

What does having this technology mean for Motorola? It means we can now offer our customers a scaleable family of solutions for administration, protocol processing, and

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datapath switching of data from the SOHO to the edge, to the core of the network. Basically everything that makes network smart. Also, C-Port's technology is entirely complementary to Motorola's networking, communications processor product line. In fact, C-Port supplies a class of communications processors that we have never supplied ourselves. This will enable us to meet our customers' needs and offer one-stop shopping, one-stop smart.

Finally, by putting Motorola's world class resources and infrastructure behind C-Port's advanced architecture, we'll be able to bring this outstanding technology to more customers around the world, and enable a faster time-to-market than was previously possible. It will enable a smart network faster.

At this point I would like to introduce Larry Walker, CEO, President, and Founder of C-Port Corporation.

LARRY WALKER: Thanks Dan. This is also a great, great day for C-Port, our customers and our employees. C-Port has been on a path to radically improve the way network OEMs build the devices that provide the basis for the next-generation network infrastructure.

We have made significant progress over the last two years in achieving that goal, and we are absolutely thrilled by this new opportunity to accelerate that progress through the acquisition announced today by Motorola, which is the clear leader in the communications processor space.

The pace at which C-Port's revolutionary approach, which we call the C-Ware(TM) Platform, has gained acceptance in the industry, has surprised even us. It is clearly an idea whose time has come, due entirely to the intense demand our customers face, to deliver advanced features and services to meet their customers' needs.

Let me take a quick step back to explain in more detail what we do at C-Port. As you all know the communications industry is all about time-to-market. In the early days of networking, high-end networking devices were based on networking software, running on conventional communications processors, often those from Motorola.

This software approach made it easy for the vendors to respond to new protocols and add new features to solutions that are still used today in SOHO and in some access applications. Over time, however, bandwidth requirements increased exponentially, leading the network vendors to put more and more functionality in application-specific hardware, the ASICs that Dan mentioned, to deliver top performance.

The problem with this hardware approach is that it took, on average, two years to develop high end products. That is clearly too long and too expensive for such a dynamic marketplace. Adding to the problem is the fact that after pouring in all this investment, products would have a very short, useful lifetime once deployed.

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Enter C-Port. We offer network equipment vendors the industry's first fully programmable, high performance network processor, the C-5 DCP(TM), designed specifically to run networking software for high-end network solutions.

We combine the C-5 DCP(TM) with a robust development environment and a rich programming interface created using open standards. Fully programmable means the hardware, the chip itself, is independent of the physical layer of the network infrastructure and can therefore be programmed to support a broad range of applications the customer requires.

In fact, each C-5 DCP(TM) can support multiple protocols and applications concurrently, which is a key requirement at the edges of the network, such as at the optical edge, where requirements are constantly changing.

We extended the "fully programmable" concept to mean "easily programmable," by enabling developers to program the C-5 DCP(TM) in the ubiquitous language of the communications industry, the C language. This is consistent with C-Port's vision to use industry standard tools, language, and interfaces, to enable our customers to rapidly design and deploy leading-edge, high-end solutions.

Together, C-Port and Motorola will work to solve more customer problems, and deliver smart, high performance platforms ahead of our competition. C-Port's goal two years ago was to win by helping our customers win, and together with Motorola we will continue to do exactly that.

PHILL GROVE: Thank you all for participating in this announcement. Through the conference call facilitator we will be taking your questions in just a moment. I would like to turn it back over to them now, however if you would like to have additional information we have just made public a new website, www.motorola.com/semiconductors/smartnetworks.

You can find the press release on that, as well as a fact sheet of some additional information. The press release is also available on Business Wire. At this point I would like to turn it over to the facilitators to take your questions.

OPERATOR: Thank you, Mr. Grove. Ladies and gentlemen, if you wish to ask a question please depress the one on your touch tone phone. You will hear a tone indicating you have been placed in queue. If you wish to remove yourself from queue please depress the pound key. If you are using a speaker phone please pick up your handset before pressing the numbers.

Our first question comes from Mr. Loring Worble with EE Times. Go ahead, sir, your line is open.

LORING WORBLE: Congratulations. This question probably goes initially for Larry, although Dan you might want to comment on it as well. Last week at the Intel

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      Developer's Forum the company made quite a big deal about using the Net
      Boost software to unify the soft com and the digital StrongARM architectures.

      I am wondering whether the C-Ware software environment, including the so called CPIs is powerful enough, as it is right now, to create one programming environment, both Power QUICC and the C-5, or whether you are going to have to retain parallel paths for developers for the current time period, and just kind of unify the two architectures in the future.

      LARRY WALKER: Thanks for the congratulations. I appreciate that very much. I think the simple answer to your question is that it is both Dan's and my view, and our vision, that a common programming interface is essential to the industry, not only essential to this deal happening, but it is essential to the industry. As you know, that is why both of us have been on that kick, on that gig for quite sometime.

      As a result, we really believe strongly that the right way to do that is through the forum that you mentioned, through the CPIX Forum, and we will both continue to participate in that, and participate obviously together in the future.

      So the strong answer to your question is we believe that is the right way to go, and we are both committed to making that happen.

      LORING WORBLE: Very good.

      OPERATOR: Our next question comes from Tim McLaughlin with the Boston Herald.

      TIM MCLAUGHLIN: Hi Mr. Walker. I was wondering, could you give us any sort of idea what kind of revenue C-Port had in 1999 and what you expect in the coming year?

      LARRY WALKER: Tim, this is Larry. Thanks very much for the question. That is not something we have commented on in the past, and don't feel that it is the right thing for us to comment on right now. Obviously we believe the market for these products is very strong. Dataquest has a number of billion dollars for this market in the year 2003, and Dan and I are both intent on working hard to get our share of that market.

      TIM MCLAUGHLIN: Thank you.

      OPERATOR: And our next question comes from Paula Musich with PC Week.

      PAULA MUSICH: Thank you, congratulations guys. I have a couple for you, if you don't mind. First question, what are the terms of the agreement? Can you all hear me?

      DANIEL ARTUSI: Yes, this is Dan Artusi. The terms of the agreement are this is a stock transaction. We have acquired, as indicated on our press release, approximately $430 million in all the stock transactions.

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 PAULA MUSICH: Okay, and is C-Port actually shipping product right now?

 LARRY WALKER: Yes, Paula, this is Larry. Absolutely, shipping both software and hardware.

 PAULA MUSICH: Your competitors don't seem to think so.

 LARRY WALKER: Well they are ill-informed, not surprisingly.

 PAULA MUSICH: Yes, and I guess the other question, there are some pretty significant players in the market, even though it hasn't taken off yet in both Intel and IBM. How is Motorola planning to compete against those very significant players who are making some pretty nice inroads with some of the big four networking companies already?

 DANIEL ARTUSI: As was indicated earlier by Fred, we have been in the communications process of market. We are probably the best kept secret in the industry today. We have been in this network, or process to market, for 10 years. We introduced our first product exactly 10 years ago, and we have 4,000 design wins, so our family, our Power QUICC family of products.

 We have a very, very strong presence, even before it became fashionable to talk about networking processors or communications processors. So they give us a high-end product for a huge market, so this is a perfect complement to our already existing product line. So we have a presence in that market. We work with the customers, we are used to participating in those designs, and this is just an expansion of our portfolio, with road map and our strategy.

 PAULA MUSICH: Does C-Port have any significant design wins in the large networking manufacturer space?

 LARRY WALKER: Yes we do.

 PAULA MUSICH: Can you say who those are?

 LARRY WALKER: Not at this point. As you know the customers are awfully sensitive about being named because they like to have their own splash when it is the right time for their product to be coming out. So we don't have any permission among the large companies, that we have some wins with, to announce anything.

 PAULA MUSICH: Thank you.

 OPERATOR: And waiting with a question is Mr. Craig Matsumoto with EE Times. Go ahead, sir, your line is open.

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       CRAIG MATSUMOTO: Hi, this is more for the Motorola guys than for Larry.
       I am curious that with multiple network processor kind of architectures out there, what the advantages were for C-Port, why you would, why they are the chosen ones that you acquired?

       DANIEL ARTUSI: Well the first thing, and I was very involved in the earlier stages of selection, the thing that attracted us was the platform solution on the C-Ware(TM) that C-Port had put together. The software, the programmability, the use of C as a programming tool for this processor obviously was very attractive because productivity in software development is very key. So that is one of the keys. And the architecture is a very straightforward architecture with really (inaudible) appeal on their solution.

       CRAIG MATSUMOTO: Thanks.

       OPERATOR: And our next question comes from Loring Worble with EE Times.

       LORING WORBLE: Sorry we are monopolizing you guys. I did want to check, Paul had mentioned IBM, which is a weird case because Motorola and IBM worked rather closely in Sommerset, and then kind of drifted apart, but C-Port and IBM have been collaborating very closely. Is this going to turn into more or less of a troika with all three of you doing joint marketing efforts, or shouldn't one assume that kind of thing?

       UNIDENTIFIED SPEAKER: No that is not the case, Loring. There is no case for a troika.

       LORING WORBLE: Will you continue to use IBM as a foundry for C-5 or will you try to push that over to Motorola as quick as possible.

       DANIEL ARTUSI: The intention is to continue the strategy. Like I indicated before, Larry and his team will operate as a fully independent subsidiary of Motorola and they will continue with their manufacturing strategy.

       LORING WORBLE: Okay.

       LARRY WALKER: Loring, just to expand on that. We really don't see any reason for that to change at this time. We see our relationship with them, as you know, extending through partnerships on both the fabric chip that they have together with our C-5, as well as in working together in CPIX, which as you know was initially started by, among others, IBM and ourselves. So we have a very strong partnership. We don't see any reason for that to change.

       OPERATOR: And waiting with a question is Susan Decker with Bloomberg
       News.

       SUSAN DECKER: Good morning gentlemen. I was wondering, who is going to be making the chips? Is it going to be Motorola, or is it going to be C-Port? And also, are you considered competitors to like Altera and Xylinks?

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LARRY WALKER: Yes, Susan, C-Port has previously announced that the manufacturing partner for our wafer technology is IBM in Burlington, Vermont. And we intend to continue to use them.

The answer to your second question about Altera and Xylinks, no, this is a different kind of programmability that we are talking about here. This is programmability in the same sense that the micro processor in your PC is programmable.

It runs different applications, and then in the communications space running a different application means running an ATM protocol on top of a Sonnet transport, or it means running some sort of IP protocol on top of an Ethernet transport. Things like that, but it is very analogous to the microprocessor inside your PC in the sense that is also highly programmable. This is highly programmable but for communications functions.

SUSAN DECKER: Thank you.

PHILL GROVE: However, let me just add, it is a competitor to ASICs, and ASIC suppliers, in the sense that this solution will displace ASIC-based solutions in the future.

SUSAN DECKER: Thank you.

OPERATOR: Ladies and gentlemen, if there are any additional questions please press the one at this time. I would now like to turn the conference back over to Mr. Phill Grove for further commentary. Please go ahead, sir.

PHILL GROVE: Okay, well once again thank you very much for your participation today. If you have got further questions, or would like to reach us for a one on one interview, please call Anne Marie Furie at MS&L Global Technology. Her number is 805-494-0830, or she can also be reached at 805-230-8203. They can arrange an interview with you to follow up. Thank you very much.

OPERATOR: Ladies and gentlemen, this conference will be available for reply after 11:30 a.m. eastern standard time through Tuesday, March 14th at midnight. You may access the AT&T Executive Playback Service at any time by dialing 1-800-475-6701 and entering the access code 503114.

That does conclude our conference for today. Thank you for your participation and for using the AT&T Executive Teleconference Service. You may now disconnect.

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Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.